Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

* This is a corrected version of the filing made pursuant to Rule 425 earlier today, February 21, 2020, regarding the same set of communications.

Xerox Holdings Corporation (“Xerox”) is using or making available the following communications through the website www.XplusHP.com (the “microsite”), which was first made publicly available as of February 10, 2020 and provides information relating to the proposal that Xerox has made for a business combination transaction with HP Inc. (“HP”):

Exhibit 1.1:	New version of the page of the microsite entitled “News”

Exhibit 1.2:	Supplemental information regarding the pro forma implied value of the increased offer to HP’s stockholders, which can be viewed by clicking “Supplemental Information Regarding Increased Offer” under the “News Releases” section of the “News” page

Exhibit 1.3:	A copy of a statement made by Xerox on February 21, 2020 regarding the adoption of a poison pill by HP, which can be viewed by clicking on the “Xerox Statement Regarding HP’s Poison Pill” under the “News Releases” section of the “News” page

Exhibit 2.1:	New version of the page of the microsite entitled “Director Nominees”

Exhibit 1.1

Home News Leadership Director Nominees FAQ Presentations Shareholder Presentation December 9th, 2019 News Releases Xerox Statement Regarding HP’s Poison Pill February 21st, 2020 Xerox Increases Offer Price for HP Inc. to $24 Per Share * Supplemental Information Regarding increased Offer February 1Oth, 2020 Xerox to Nominate Full Slate of Directors for Election at HP’s 2020 Annual Meeting January 23rd, 2020 Xerox Secures $24 Billion in Binding Financing Commitments for HP Acquisition January 6th, 2020 Xerox Conf1rms Intention to Engage Directly with HP Shareholders in Absence of Mutual Due Diligence November 26th. 2019 Xerox Strongly Encourages HP’s Board of Directors Not to Sanction Further Delay November 21st. 2019 SIGN UP FOR EMAIL ALERTS

Exhibit 1.2

Equity Upside for HP Shareholders from Ownership in Combined Company The stock consideration of Xerox’s proposal results in HP shareholders owning ~45%(1) of the combined company. This gives HP shareholders significant equity upside, which we conservatively value at ~$15 per share without multiple expansion and before any revenue synergies are achieved. Equity Upside for HP Shareholders from Ownership in Combined Company The stock consideration of Xerox’s proposal results in HP shareholders owning ~45%(1) of the combined company. This gives HP shareholders significant equity upside, which we conservatively value at ~$15 per share without multiple expansion and before any revenue synergies are achieved. Pro Forma Implied Value to HP Shareholders of ~$33 Per Share ($/share) ~$15 ~$33 $18.40 Cash Value Equity Value of ~45% Implied Value to HP Ownership in Combined Shareholders Company at Market Weighted P/E multiples since Conduent and HPE spin(3) Equity Value of Combined Company ($ in bn except per share data) Based on Company Guidance for Adjusted EPS (2) Blended Multiple Xerox CY 20E Net Income $0.8 HP CY 20E Net Income 3.4 Plus: $2bn Run-Rate Cost Synergies (tax-effected)(3) 1.7 Less: Interest Expense from Acquisition (estimated) (0.5) Combined Company Pro Forma Net Income $5.4 x P/E Multiple 9x Combined Company Pro Forma Equity Value $48.4 HP Shareholder Ownership ~45% Equity Value to HP Shareholders ($bn) ~$22 HP Shares Outstanding (bn) 1.5 Equity Value to HP Shareholders ($ / share) ~$15 Source: Company filings. 1 Includes the dilutive impact from issuance of equity and equity-linked securities to fund the increased cash consideration. 2 Based on calendarized midpoint of company guidance Adj. EPS for HP 2020E and Wall Street Consensus FY2021. 1 3 Achieved within 24 months.

Exhibit 1.3

News from Xerox Holdings Corporation

Xerox Statement Regarding HP’s Poison Pill

February 21, 2020

“The HP board clearly adopted a poison pill because our offer is receiving overwhelming support from their shareholders. Regardless of what the company and its army of advisors announce Monday, we believe HP shareholders appreciate that the value we could create by combining Xerox and HP outweighs - and is incremental to - anything HP could achieve on its own. Despite the HP board’s intention to deny shareholders the chance to choose for themselves, we will press ahead with our previously announced tender offer and electing our slate of highly qualified director candidates.”

Exhibit 2.1

Betsy Atkins Notable executive and Board experience: Ascend Communications, Wynn Resorts, SL Green Realty, Schneider Electric, Cognizant Technology Solutions o Betsy Atkins was previously Chair and CEO of Clear Standards, a software company acquired by SAP in 2009. She also co-founded Ascend Communications, which was acquired by Lucent Technologies in 1999 for $23 billion. o Today, she is Chief Executive Officer of Baja Corporation, a venture capital firm she founded to make seed investments in technology, energy and life sciences companies. o Ms. Atkins serves on the Boards of Wynn Resorts and SL Green Realty and previously served on the Boards of Schneider Electric, Cognizant Technology Solutions, HD Supply Holdings and Darden Restaurants, among others. o She is a venture capital investor, three-time CEO and expert on corporate governance and board oversight, having written two books on the subject (Be Board Ready: The Secrets to Landing a Board Seat and Being a Great Director and Behind Boardroom Doors: Lessons of a Corporate Director). Notable executive and Board experience: Novartis Pharma AG, Axovant Sciences, Innoviva, ARIAD Pharmaceuticals o George Bickerstaff is currently co-founder and Managing Director of M.M. Dillon & Co., a leading healthcare and technology boutique investment bank. o Prior to co-founding M.M. Dillon, he had a successful career as a corporate executive in the technology and healthcare industries, most recently as the Chief Financial Officer of Novartis Pharma AG. o He currently serves on the Board of Innoviva, among others, and previously served on the Boards of Axovant Sciences and ARIAD Pharmaceuticals, which was acquired by Takeda for $5.2 billion in 2017. o Mr. Bickerstaff brings financial and operational experience in the healthcare, pharmaceutical and information technology industries, along with expertise in accounting and regulatory matters and insight into the views of shareholders, investors, analysts and others in the financial community.

Carolyn Byrd

Notable executive and Board experience:

The Coca-Cola Company, Regions Financial Corporation, Freddie Mac, Popeyes Louisiana Kitchen, GlobalTech Financial

- Carolyn Byrd is Chair and Chief Executive Officer of GlobalTech Financial, which she founded in 2000 after a long career at The Coca-Cola Company.
- She currently serves on the Board of Regions Financial Corporation and has previously served on the Boards of, among others, Freddie Mac, Popeyes Louisiana Kitchen and the St. Paul Companies, which merged with Travelers in 2003 to create the second largest business insurer in the U.S.
- Ms. Byrd has held many positions in which she was responsible for key managerial, strategic, financial and operational decisions. In 2018, she was named one of the "2018 Most Influential Corporate Directors" by *WomenInc.*



Jeannie Diefenderfer

Notable executive and Board experience:

Verizon Communications, Windstream Holdings, U.S. National Security Agency, Tufts University, courageNpurpose

- Jeannie Diefenderfer spent 28 years at Verizon, where, among other things, she led the integration of GTE into Bell Atlantic after GTE was acquired in an all-stock deal valued at $52.8 billion.
- She now advises Boards and Chief Executive Officers as founder and Chief Executive Officer of consulting firm courageNpurpose.
- She currently serves on the Board of Windstream Holdings, is Vice Chair of the Board of Trustees of Tufts University and is a member of the Workforce Development & Support Advisory Panel at the U.S. National Security Agency, where she advises on workforce development and diversity and inclusion.
- Ms. Diefenderfer has considerable technology expertise as a senior engineer at Verizon and significant experience integrating complex legacy operations.

Kim S. Fennebresque

Notable executive and Board experience:

Ally Financial, BlueLinx Holdings, Albertsons Companies, Cowen Group, UBS

- Kim Fennebresque was Chairman, President and Chief Executive Officer of Cowen Group for nine years.
- Prior to Cowen, he led the Corporate Finance and Mergers & Acquisitions departments at UBS and the Investment Banking division at Lazard Freres & Co.
- He currently serves on the Boards of Ally Financial, BlueLinx Holdings and Albertsons Companies, and he previously served on the Boards of several civic organizations, including the TEAK Fellowship and the Rockefeller Brothers Fund Finance Committee.
- Mr. Fennebresque has experience evaluating, negotiating and executing complex mergers and acquisitions and overseeing capital allocation and risk-management matters.



Carol Flaton

Notable executive and Board experience:

EP Energy Corporation, AlixPartners, Lazard Freres & Co., Credit Suisse

- Carol Flaton has served as a Managing Director at AlixPartners, a global consulting firm specializing in restructuring, turnarounds, enterprise improvement and digital consulting.
- She previously held senior positions at Lazard Freres & Co. and Credit Suisse, among others. Her board experience includes EP Energy Corporation and Jupiter Resources.
- Ms. Flaton has expertise in banking, finance and restructuring across multiple industries, with a focus on companies undergoing complex transformations.

Matthew Hart Notable executive and Board experience: Hilton Hotels, American Airlines, American Homes 4 Rent, U.S. Airways, Kilroy Realty Corporation o Matthew Hart most recently served as President and Chief Operating Officer of Hilton Hotels until the buyout of Hilton by Blackstone in 2007. o He currently serves on the Boards of American Airlines, American Homes 4 Rent and Air Lease Corporation. o He previously served on the Boards of U.S. Airways, Kilroy Realty Corporation and America West Holdings, among others. o Mr. Hart brings experience as a senior operating and finance executive for several large global companies including Hilton, Walt Disney and Marriott. Fred Hochberg Notable executive and Board experience: Export-lmport Bank of the United States, Lillian Vernon Corporation o Fred Hochberg was most recently the Chairman and President of the Export-lmport Bank of the United States during the Obama administration. o Before entering public service, Mr. Hochberg served as, among other things, President and Chief Operating Officer of Lillian Vernon Corporation, a company he transformed from a small private business into an international, publicly traded corporation.

o Mr. Hochberg’s tenure as the longest ever serving Chairman of the Export-lmport Bank of the United States gives him significant expertise and insight into global trade matters, and his experience leading and modernizing large, complex organizations, both in the government and for-profit spheres, provides him with substantial transformation experience. Jacob Katz Notable executive and Board experience: Grant Thornton, Jefferies, Here Holdings o Jacob Katz was Chairman of Grant Thornton, a leading independent audit, tax and advisory firm, o He currently serves on the Boards of Jefferies Financial Group and Here Holdings. o Mr. Katz has executive management and leadership skills gained in many leadership roles at Grant Thornton, including as Chairman, New York and Northeast Managing Partner, and Global Leader of Financial Services. o His experience with various industries during his long tenure with Grant Thornton provides him with knowledge in addressing public company financial and accounting matters. Nichelle Maynard-Elliott Notable executive and Board experience: Praxair, Element Solutions o Nichelle Maynard-Elliott most recently served as Executive Director of Mergers & Acquisitions for Praxair, where, among other things, she helped lead Praxair through its $90 billion merger with the Linde Group in 2018. o Ms. Maynard-Elliott currently serves on the Board of Element Solutions, a specialty chemicals company.

o Ms. Maynard-Elliott has a track record of creating shareholder value by employing financial, legal, mergers and acquisitions and business development expertise. Thomas Sabatino, Jr. Notable executive and Board experience: Aetna, Hertz, Walgreens, United Airlines, Teligent o Thomas Sabatino, Jr. most recently served as Executive Vice President and General Counsel of Aetna, where he was also a member of its Executive Committee. o He has held a number of other General Counsel and executive leadership positions at global companies, including Hertz, Walgreens and United Airlines, where he helped lead the company through its merger with Continental Airlines. o He is currently on the Board of Teligent, a pharmaceutical company. o Mr. Sabatino brings business acumen and legal expertise in corporate governance, crisis management, mergers and acquisitions and complex litigation resolution. Supplemental Information Regarding The Director Nominees Each Director Nominee has entered into a Nomination Agreement with Xerox Holdings Corporation (“Xerox”) in which such Director Nominee has agreed to stand for election as a director of HP Inc. (“HP”) and, if elected, to serve as a director of HP. Pursuant to the Nomination Agreements, Xerox has agreed to pay each of the Director Nominees $100,000 in cash, payable in two installments as follows: (i) $50,000 promptly following Xerox or HP publicly announcing that Xerox has formally submitted the applicable Director Nominee’s name to HP as a Director Nominee for HP’s 2020 Annual Meeting of Stockholders, and (ii) $50,000 promptly following the earlier of (A) the mailing by Xerox to HP stockholders of a definitive proxy statement that includes the applicable Director Nominee’s name as a member of the slate of Director Nominees (including as an alternate nominee) and (B) the execution by Xerox and HP of a definitive acquisition agreement providing for a negotiated business combination between Xerox and HP. Each Director Nominee is required to reimburse to Xerox the full amount of the fee paid if, prior to the completion of the proxy solicitation, such Director Nominee voluntarily withdraws from serving as a nominee or otherwise refuses to serve as a director of HP. Xerox has also agreed to reimburse each Director Nominee for reasonable expenses incurred by such Director Nominee in connection with the proxy solicitation and has also agreed to indemnify each Director Nominee with respect to certain losses or other expenses incurred by such Director Nominee in connection with the proxy solicitation. In addition, as of February 19,2020, Messrs. Hochberg and Sabatino each respectively beneficially owned 1,000 and 35 shares of HP common stock. Xerox Holdings Corporation 2020. Privacy Policy Terms and Conditions

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

Xerox has not yet commenced the tender offer referred to in this communication, and this communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Upon the commencement of any tender offer, Xerox will file a tender offer statement with the SEC. Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees is available at www.XplusHP.com and will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.